UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

China Distance Education Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16944W104***

(CUSIP Number)

Zhengdong Zhu

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

Telephone: +86-10-8231-9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China	David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States of America

November 8, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing four ordinary shares.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16944W104	13D/A	Page 1 of 7

1	Names of reporting persons Zhengdong Zhu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 52,190,749
	9	Sole dispositive power 0
	10	Shared dispositive power 52,190,749
11	Aggregate amount beneficially owned by each reporting person 52,190,749
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 39.16%
14	Type of reporting person (see instructions) IN

CUSIP No. 16944W104	13D/A	Page 2 of 7

1	Names of reporting persons Baohong Yin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 52,190,749
	9	Sole dispositive power 0
	10	Shared dispositive power 52,190,749
11	Aggregate amount beneficially owned by each reporting person 52,190,749
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 39.16%
14	Type of reporting person (see instructions) IN

CUSIP No. 16944W104	13D/A	Page 3 of 7

1	Names of reporting persons Champion Shine Trading Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 52,077,589
	9	Sole dispositive power 0
	10	Shared dispositive power 52,077,589
11	Aggregate amount beneficially owned by each reporting person 52,077,589
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 39.08%
14	Type of reporting person (see instructions) CO

CUSIP No. 16944W104	13D/A	Page 4 of 7

Explanatory Note

This Amendment No. 8 to the statement on Schedule 13D (“Amendment No. 8”) relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares, each representing four Ordinary Shares (the “ADSs”, together with the Ordinary Shares, the “Shares”), issued by China Distance Education Holdings Limited (the “Issuer”).

The Reporting Persons filed the initial statement on Schedule 13D on December 13, 2011 (the “Initial Statement”) that was amended by:

•	Amendment No. 1 filed on March 20, 2014 (“Amendment No. 1”),

•	Amendment No. 2 filed on January 7, 2015 (“Amendment No. 2”),

•	Amendment No. 3 filed on November 30, 2015 (“Amendment No. 3”),

•	Amendment No. 4 filed on January 5, 2017 (“Amendment No. 4”),

•	Amendment No. 5 filed on April 20, 2017 (“Amendment No. 5”),

•	Amendment No. 6 filed on June 25, 2018 (“Amendment No. 6”), and

•	Amendment No. 7 filed on August 22, 2018.

Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and the Initial Statement, taken together, are the “Statement”. Capitalized terms used in this Amendment No. 8, but not otherwise defined, have the meanings given to them in the Initial Statement or Amendment Nos. 1 through 7, as appropriate.

Amendment No. 8 discloses only information that has changed since the filing of Amendment No. 7, and amends and supplements disclosures under Items 6, and 7 contained in the Statement, and amends and restates Item 5 of the Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

“The percentages used herein are based on 133,275,521 outstanding Ordinary Shares as of June 30, 2018, as reported in the Form 6-K filed on August 16, 2018.

(a) Zhengdong Zhu and Baohong Yin may be deemed to have beneficial ownership of an aggregate of 52,190,749 Shares, consisting of (i) 44,800,245 ordinary shares and 1,819,336 ADSs, representing 7,277,344 ordinary shares, held by Champion Shine Trading Limited (“CST”), a company wholly owned by Zhengdong Zhu; (ii) 75,000 ordinary shares held by Baohong Yin; and (iii) 38,160 ordinary shares held by Zhengdong Zhu. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Baohong Yin may be deemed to share the voting and dispositive power over the ordinary shares beneficially held by Zhengdong Zhu and vice versa. Such Shares represented approximately 39.16% of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act.

CST may be deemed to have beneficial ownership of an aggregate of 52,077,589 Shares, consisting of 44,800,245 ordinary shares and 1,819,336 ADSs, representing 7,277,344 ordinary shares. Such Shares represent approximately 39.08% of the Ordinary Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of such persons under Rule 13d-3(d)(1) of the Exchange Act.

(b) Zhengdong Zhu and Baohong Yin may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 52,190,749 Shares.

CST may be deemed to exercise shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 52,077,589 Shares.

CUSIP No. 16944W104	13D/A	Page 5 of 7

(c) CST has utilized part of the loan described in Item 3 of Amendment No. 6 to purchase the following ADSs:

Date	No. of ADSs	Per Stock Price (USD)	Net Amount (USD)
11/07/2018	6,141	7.3586	45,625.53
11/06/2018	6,141	7.5808	46,990.06
11/05/2018	1,153	7.6810	8,943.40
11/02/2018	6,417	7.9629	51,553.62
11/01/2018	4,917	7.7069	38,245.52
10/31/2018	3,111	7.3690	23,149.23
10/30/2018	40	7.2500	299.30
10/29/2018	100	7.1900	732.50
10/26/2018	5,992	7.3193	44,283.19
10/25/2018	300	7.2700	2,208.50
10/24/2018	5,519	7.1809	40,024.22
10/23/2018	5,600	7.5186	42,502.66
10/19/2018	4,149	7.9951	33,468.60
10/18/2018	4,567	8.0012	36,867.67
10/16/2018	4,944	7.9455	39,635.13
10/15/2018	1,594	7.8801	12,678.96
10/12/2018	6,156	7.9485	49,368.39
10/11/2018	600	7.7917	4,723.52
10/10/2018	5,752	7.8508	45,566.94
10/09/2018	5,599	7.8235	44,202.21
10/08/2018	5,732	7.8095	45,171.79
10/05/2018	7,507	7.8753	59,651.87
10/04/2018	5,956	8.0759	48,523.48
10/03/2018	1,097	8.1220	8,993.12
10/02/2018	5,044	8.1727	41,582.68
10/01/2018	4,924	8.3151	41,294.73
09/28/2018	6,336	8.2189	52,461.61
09/27/2018	8,309	8.0199	67,142.39
09/26/2018	1,361	8.1140	11,131.31
09/25/2018	5,817	8.1051	47,502.89
09/24/2018	2,700	8.1076	22,072.52
09/21/2018	7,481	8.0150	60,490.39
09/20/2018	7,113	8.0944	58,079.88
09/19/2018	7,481	7.8869	59,532.07
09/18/2018	7,481	7.9749	60,190.40
09/17/2018	7,481	8.2368	62,149.67
09/14/2018	7,038	8.7521	62,096.44
09/13/2018	7,038	9.4968	67,337.64
09/12/2018	7,038	9.6704	68,559.44
09/11/2018	7,038	9.6318	68,287.77
09/10/2018	6,149	9.4023	58,251.67
09/07/2018	5,673	9.2771	53,089.33
09/06/2018	5,673	9.1060	52,118.68
09/05/2018	5,673	9.2860	53,139.82
09/04/2018	5,072	9.1159	46,648.10
08/31/2018	4,792	9.2072	44,510.76
08/30/2018	3,664	9.0870	33,594.39
08/29/2018	100	8.7400	903.20
08/29/2018	4,692	9.0872	43,012.50
08/28/2018	4,792	8.8595	42,844.58
08/27/2018	4,646	8.7851	41,179.21
08/24/2018	3,771	8.7862	33,512.00
08/23/2018	3,771	8.7603	33,413.24
08/22/2018	3,371	8.6517	29,542.19

(d) - (e) Not applicable.

CUSIP No. 16944W104	13D/A	Page 6 of 7

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

“On November 8, 2018, the Reporting Persons and Alpha entered into a supplemental agreement to the Loan Agreement described in Amendment No. 6 to this Schedule 13D (the “Supplemental Agreement”). The Supplemental Agreement amended the Loan Agreement to allow for the use of the unused portion of the loan described in Amendment No. 6 to this Schedule 13D to include the repayment of debt owed by Zhengdong Zhu to Beijing Xinyuan Zhitong Technology Co., Ltd., and the payment of various associated costs.

The Supplemental Agreement contemplates the immediate release of the unused portion of the loan described in Amendment No. 6 to this Schedule 13D upon certain conditions, including the charge of all ADSs purchased on or prior to October 25, 2018 to Alpha, and the execution by the Reporting Persons of an additional share charge agreement pursuant to which Zhengdong Zhu will charge all of his interests in another company in which he is an investor in favor of Alpha. As soon as practicable after the disbursement of the unused portion of the loan under the Loan Agreement but in any event no later than December 31, 2018, CST will charge 10 million Ordinary Shares to Madison Pacific Trust Limited as trustee for Alpha. Zhengdong Zhu will also pay Alpha $220,000.

The description of the Supplemental Agreement above is not intended to be complete and is qualified in its entirety by the Supplemental Agreement filed as Exhibit 1 to Amendment No. 8 to this Schedule 13D, and incorporated herein by reference.”

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented by adding the following:

Exhibit Number	Description

1	Supplemental Agreement to Loan Agreement, dated November 8, 2018 among Champion Shine Trading Limited, Zhengdong Zhu, Baohong Yin, and Alpha Mezzanine Investment Limited.

CUSIP No. 16944W104	13D/A	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2018

Zhengdong Zhu

/s/ Zhengdong Zhu

Baohong Yin

/s/ Baohong Yin

Champion Shine Trading Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Sole Director